Exhibit 99

Letter to Shareholders
Second Quarter 2026
At Progressive, we often set big audacious goals, years in advance of attainment, because we seek to be an enduring business that never sits still and that leans into an always growth mindset. Our goal to be the number one provider of private passenger auto was set decades ago by our long-time CEO Peter Lewis (whose father Joe Lewis co-founded Progressive in 1937) and seemed outlandish by many at the time because we had such a massive hill to climb. We reached that pinnacle (based on trailing 12-month net premiums written as of the end of first quarter 2026) and we also surpassed 40 million overall policies in force (PIF), which is incredible. I am incredibly proud, but not just because it’s rewarding to set our sights big and achieve what we set out to do, but to be able to celebrate these milestones with the amazing people of Progressive that I have served, in this capacity, for ten years. They are truly extraordinary and the stories below will give you some insight into how deeply they care about the customers we are so privileged to serve.
These stories come from an annual event where we invite a group of employees, from across the country, for a tour of our headquarters in Cleveland, capped off by a night of baseball at Progressive Field®. To be selected for this experience, we ask employees to write essays about something they’ve done that embodies our purpose of helping people move forward and live fully. It’s challenging to narrow down the thousands of fantastic entries we receive, but here are excerpts from a couple that really stood out to me.
The first is from Lashampa, a claims representative from New York:
“I assisted an elderly customer weeks after her claim had closed when she called me, stranded and overwhelmed in another state for a doctor’s appointment with no hotel booked and all nearby hotels sold out due to a convention. Although it was outside my usual claims role, I searched extensively and found the last available room at a bed-and-breakfast about 10 miles away and close to her doctor’s office. I connected her with the proprietor, and when she couldn’t complete the reservation by phone, he agreed to finalize it in person. I then texted her the address, stayed on the line while she entered it into her GPS, and ensured she arrived safely. This experience demonstrated that truly helping a customer move forward can mean going beyond standard responsibilities to provide guidance, reassurance, and practical support in a vulnerable moment.”
This story from Marsha, a supervisor in our Customer Relationship Management organization, really brought a tear to my eye. It shows how much our employees care for others and bring our purpose to life, even outside of work:
“While reviewing applicants for my rental property, my realtor shared a story that stirred something deeply in me. A woman had reached out to him who was desperately searching for a safe place to call home for herself and her three children after fleeing a domestic violence situation. It greatly affected me that the children had to endure that; I believe children deserve consistency, security, and a place where they can simply be kids without fear. Hearing that, I knew this wasn’t just about filling a vacancy for me. It was about giving this family a chance to feel safe and begin again. I lowered the rental price and gave her the first two months free so she could have more breathing room financially to focus on caring for herself and her children and rebuilding her family’s life during such a difficult time. After a few months, I checked in on her and she’s now doing so well mentally and financially. I’m so happy that I could play a part in her moving forward and living fully.”
Now, onto the second quarter data. For the second quarter, we had net premiums written (NPW) growth of 5%, year over year (YOY), at a combined ratio (CR) of 87.3 and PIF growth of 7%. Premiums continue to reflect more stable loss trends and competitor rate actions across the industry, and the CR reflects adequate pricing with some room in our margin to absorb potential weather-related losses, while maintaining our targeted profitability. We continue to focus on growing PIFs while reflecting the loss trends that we see in the marketplace in our rates. While this has translated into slow premium growth in the second quarter, I continue to be thrilled about our results, especially given the competitive nature of the insurance market after what was a fairly long hard market.

Personal Lines—personal auto, special lines, and personal property—continued to demonstrate exceptional profitability across all products, with an overall CR of 87.6 for the second quarter, including 4.0 points of catastrophe losses. Year over year, NPW grew 5% for the quarter and 6% year to date (YTD), despite an increasingly competitive marketplace and comparisons to double-digit growth experienced last year. New business applications and PIFs increased 1% and 8%, respectively, compared to the second quarter last year.
We continue to invest across all products to drive growth and retain existing customers. Media expenditures increased 18% YTD through June compared to last year, and agent incentive spend more than doubled. As always, we remain focused on expense discipline and operational efficiencies, delivering a 0.2 point improvement in the Personal Lines vehicle (personal auto and special lines) non-acquisition expense ratio (NAER) YTD versus the same period in the prior year.
Personal auto PIFs increased by over 2.2 million, or 9%, compared to June 2025. Special lines also contributed meaningfully to the overall PIF increase by adding nearly a half million PIFs compared to last year. During the quarter, our personal vehicles business NPW increased 5% YOY, while delivering an excellent 88.0 CR. We further enhanced segmentation and risk selection by expanding our latest personal auto product model (9.0) to 19 states that represented over half of our personal auto PIFs and almost half of our trailing 12-month personal auto NPW at quarter end. We’re very pleased with the continued strong conversion gain of +5% compared to the second quarter last year, signaling that we remain highly competitive. During the quarter, we’ve surpassed a major milestone in our boat program by insuring more than 2 million watercrafts.
In personal property, our strategy of prioritizing lower-risk properties, reducing exposure in more catastrophe-prone markets, and emphasizing bundled homeowners policies resulted in improved profitability, as evidenced by a CR of 78.0 in the second quarter, which included 13.5 points of catastrophe losses. NPW and PIFs both increased 1% YOY for the second quarter. With continued improvements in the health (product segmentation and rate level) of our property offering, we are now pivoting toward increasing new business availability and competitiveness in markets where we are confident we can achieve our target returns. You’ll be able to hear a lot more about this during the quarterly investor relations call as this is our deep-dive discussion.
Our Commercial Lines (CL) business finished the second quarter with NPW growth of 4% YOY at an excellent 85.3 CR. Core commercial auto was a significant contributor to CL NPW growth in the quarter, driven by an increase in both new and renewal applications, which we attribute to targeted rate decreases in states and business market targets (BMT) where loss trends warrant rate adjustments, and increased investment in advertising and agent incentives. New business application growth was driven by both increased quoting, particularly in our trucking BMTs, and improved conversion.
Based on data from S&P Global Market Intelligence, the commercial auto industry, excluding Progressive, started 2026 with an estimated CR of approximately 104 in the first quarter, highlighting continued profitability challenges across the commercial auto insurance market. In response, many competitors are taking rate and underwriting actions. Industry data, including first quarter 2026 survey results from the Council of Insurance Agents & Brokers, indicates commercial auto rate increases continued into the second quarter and were the highest among all commercial lines, reaching mid-single digits. We believe our competitive position will continue to improve as our rate actions have moderated and we expect competitors to continue to increase rates and take underwriting actions.
We continue to invest in product segmentation with the roll out of our newest core commercial auto product offering, model 8.3, which leverages new external data that we expect will improve segmentation and better match rate to risk. As of the end of the second quarter 2026, the 8.3 model was elevated in 21 states that represented 59% of our countrywide trailing 12-month core commercial auto NPW. We expect to launch our next product offering, model 8.4, in the third quarter of this year.
Our capital position remains robust as we head into the second half of the year. The combination of attractive margins in our operating business and strength in our investment income has led to a significant accumulation of capital. We repurchased over $1 billion of our common shares throughout the first half of the year. This exceeded the amount spent on our common share repurchases during the entire 2011 year, the last year we repurchased nearly $1 billion, and demonstrates how our strong capital position can drive long-term shareholder value. As we have mentioned before, we will continue to repurchase our shares when we believe we have capital in excess of our current business needs and our shares are trading below our assessment of long-term fair value. Even after our issuance of $1.5 billion of senior notes earlier in the year and significant share repurchases, our debt-to-total capital ratio remained below 20% at the end of the second quarter. We believe that we have ample financial flexibility to support our current and planned business initiatives.
In the second quarter 2026, our investment portfolio saw a return of 1.2%, reflecting a 0.6% return for our fixed-income portfolio and a 15.3% return in the equity portfolio. With a higher asset level, elevated treasury yields, and a shift into more structured products in our fixed-income portfolio, we saw $979 million of investment income in the second quarter, up over 12% from the second quarter 2025.
As I typically like to do, I’ll wrap this letter up on an especially positive note sharing a few short customer anecdotes that I’ve collected that showcase our unique and special culture. These are letters that we received from customers with outstanding words of praise for their claims representatives who know that having an incident or accident can be disruptive and potentially traumatic for a customer and is our moment of truth and time to shine.
This one, a customer who’s been with us for 18 years, wrote about her experience working with Rachelle in our claims organization:
“Navigating insurance after a stressful event is rarely easy, but Rachelle made the entire experience feel manageable. She was patient, clear in her explanations, and genuinely empathetic at every step. She walked me through what to expect, answered every question without making me feel like I was asking too many, and followed through on everything she said she would do. I always knew where things stood, and I never had to chase her for an update. It’s clear she takes real pride in her work and in taking care of customers. People like Rachelle are the reason customers stay loyal to a company, and I wanted to make sure her efforts didn’t go unnoticed. Thank you for building a team that handles people with this kind of care.”
This next one is from a newer customer and is a bit longer, but trust me, it’s worth it! The customer writes about his stellar experience:
“We had a car accident not too long ago. Fortunately, everyone was okay with no injuries. Unfortunately, my car got totaled. This is the kind of administrative nightmare that can just suck the life out of someone, in this case, me. But, very fortunately for me, Brandon got assigned to help me. In my 50-plus years of life, I don’t think I’ve ever had someone I’ve never met in person take such good care of any issue for me. I could sing the praises of Brandon all day, but if there was one thing that he does that I’ve not seen too many other people do, in any profession, it’s that Brandon communicates, clearly and fully. He’ll call, text, email, and maybe send a carrier pigeon (I’m not sure about that one because I didn’t ask him to), but he made sure I knew exactly what he was doing and exactly what everyone else, including myself, needed to do. Thanks to him, I also was able to get a refund on my extended service contract. I would never have thought to even ask about that.
“For years, we had a local insurance company covering our vehicles. Then my wife changed to Progressive, and I was worried that we wouldn’t get the same level of service. And we didn’t—we got even better service. And I’m so relieved.”
And finally, this customer’s letter was sent directly to me as a compliment to their claims representative Luis. I could just feel their emotions shine through when I read it. For me, it falls in the category of “doing the right thing when no one is looking.” The customer wrote:
“We were compromised by a flat tire and my wife, who is disabled, was undergoing a health crisis. Naturally, this was a stressful and concerning circumstance. Your representative, Luis, responded with professionalism, kindness, and genuine compassion. He went above and beyond by personally changing our tire, ensuring that we were safe and able to continue our scheduled doctor’s appointment. His willingness to help, positive attitude, and concern for our well-being made a tremendous difference to us that day. In a world where exceptional service is often overlooked, his actions stood out as a remarkable example of dedication and humanity.”
Those are just three of the stories that reflect how important it is to treat our customers with care and respect, and we will continue to raise the bar on ourselves to give these and all of our customers a reason to stay with Progressive.

I’m excited as we head into the second half of the year. While we always celebrate achievements like the one I mentioned in the opening of this letter, we immediately move the proverbial goal post and already have new goals outlined. That’s truly what makes Progressive, progressive.

Stay well and be kind to others,

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer

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